EXHIBIT F

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund, L.L.C.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$76,621,115.10	0.0001531%	$11,730.69

Fees Previously Paid			—

Total Transaction Valuation	$76,621,115.10

Total Fees Due for Filing			$11,730.69

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$11,730.69

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